

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 19, 2017

Yanlai Shi
Chief Executive Officer
RYB Education, Inc.
4/F No.29 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People's Republic of China

> **Re: RYB Education, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 22, 2017**
> **CIK No. 0001708441**

Dear Ms. Shi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note references to third-party market data throughout the prospectus, including references to a report from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

3.   Please make it clear in the beginning and throughout your prospectus summary (including in your Corporate History and Structure section) that investors will be investing in a Cayman Islands holding company that does not directly own a substantial portion of its actual business operations. It must be clear that the business you are describing is not completely the registrant's business, but rather is also the business of its subsidiary, variable interest entity (VIE), and subsidiaries of that VIE. We note that foreign invested entities such as the Company are restricted from owning or operating the 81 kindergartens discussed in your prospectus.

4.   Please revise the charts on pages 4 and 58 to depict the before and after anticipated ownership of the issuer and VIE. We note your disclosure in footnote (1) identifying the current owners of your VIE but believe a graphic depiction of this information and the post-offering ownership will provide investors with a clearer understanding of your complex corporate structure. Please also describe what a nominee shareholder is and why it is required.

5.   Disclose here and in the footnotes to the chart the individuals who have direct control and/or ownership over RYB operations. Include your principal shareholder, Ascendent Rainbow (Cayman) Limited, in this chart, and include the names of the individuals who have direct control over the operating companies in China.

6.   Disclose, if true, that the revenue contribution of your affiliated entities has historically accounted for all of your total revenues.

7.   Consider providing an organizational chart that shows the ownership structure of the Company upon the completion of the offering. Include the percentage of equity and voting ownership in the registrant by public shareholders and beneficial owners.

Risk Factors

Certain of our operations may be deemed by PRC government to be carried out by entities beyond their authorized business scope, and Sponsor registrations of certain of our directly operated kindergartens are inconsistent with their actual sponsorship structure, page 15

8.   Quantify the number of schools that give rise to each of these risk factors.

Corporate History and Structure, page 57

9.   Revise this section to include a discussion of the concept of sponsorship under the PRC regulatory system. We note your statement in footnote 2 of the table on page 3 that sponsorship concerning private schools is substantially similar to that of ownership.

Please address how sponsorship differs from ownership and why the VIE sponsors rather than owns Beijing RYB Education Training School.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, page 69

10.   We note on page 21 that you entered into license agreements with certain overseas third party content providers. Please describe how you reported the license fee paid to these providers in the statements of operations.

Critical Accounting Policies, Judgements and Estimates, page 71

11.   Please describe the critical estimates and assumptions involved in evaluating the consolidation of variable interest entities in your critical accounting policies.

Results of Operations, page 77

12.   We note that your tuition fees have decreased as a percentage of revenue every year since 2014 (2014=78.6%; 2015=75.4%; 2016=72.1%). Please discuss whether this is indicative of a negative trend in your results of operations.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 81

13.   We note the regulatory requirements for payment of dividends from your PRC subsidiary to the company. Please make clear here that your PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, discuss the current regulatory restrictions on funding your PRC operations from proceeds from this offering, including how much of your total offering amount would likely be available for investment in your PRC operations and the timeframe for seeking approval for such investment.

Industry, page 90

14.   We note the CAGR growth rates of revenue from year 2017 to 2021 were about 3%-7% lower than the rates from year 2011-2016 in the private kindergarten market and play-and-learn center market. However, the change of CAGR growth rates for student enrollments were less than 1% in both markets. Please discuss the factor(s) that contribute to such differences.

Related Party Transactions

Other Transactions with Related Parties, page 140

15.   We note your disclosure indicating that you "expect" your loans to your directors to be paid prior to effectiveness. Please clarify that these loans must be repaid prior to effectiveness or the company risks a violation of Section 402(k) of the Sarbanes-Oxley Act of 2002.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Cash and cash equivalents, page F-16

16.   Please expand your accounting policy to explain how you considered the definition of cash equivalents in ASC 305-10-20.

Revenue Recognition, page F-19

17.   Please describe whether you offer a tuition refund if students enrolled in your kindergarten and play-and-learn programs withdraw from the class. If so, tell us how you recognized those refunds and whether they were material for all periods presented.

18.   We note you consider franchisees to be customers for sales of educational merchandise. Please tell us whether you offered discounts to the franchisees. If so, tell us how you recorded the discounts.

19.   Please describe whether you recognized revenue net of VAT tax. We note you are subject to PRC VAT tax on certain services provided and products sold.

Recent Accounting Pronouncements Not Yet Adopted, page F-24

20.   Your disclosure states that you are in the process of assessing the potential impacts of Topic 606 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

22. Restricted Net Assets, page F-44

21.   Please tell us the reason that you are not required to contribute the 10% of after-tax profits as general reserve under PRC law and regulation. We note the Company incurred a net income in fiscal year 2016.

23. Subsequent Events, page F-44

22.   Please disclose the fair value of the share options granted subsequent to December 31, 2016. Also disclose the exercise price of the options and the fair value of the underlying shares.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP